SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2010
WASH, D.C.
212

SECURITIE
W

10028648

BB 4/1

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 66976 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue
(No. and Street)

New York, (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Richards 212-792-3950
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 4/1

# OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

EVELYNE BUHLER
Notary Public, State of New York
No. 01BU6184622
Qualified In Kings County
Commission Expires April 7, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Independent Auditors' Report on Internal Control Structure
[x] (p) Statement of Cash Flows

March 29, 2010

M.E.S.A. Securities, Inc.
85 Fifth Avenue
New York, New York 10003

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by M.E.S.A. Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating M.E.S.A. Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). M.E.S.A. Securities, Inc.'s management is responsible for the M.E.S.A. Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

**Cornick Garber Sandler**
Certified Public Accountants & Advisors



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the completion of SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 29, 2010

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

M.E.S.A. Securities, Inc.
85 Fifth Avenue
New York, NY 10003
066976 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Zucker 732-536-4646

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 176 )

7/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (26)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (26)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( 26 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brian Zucker
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 15 day of March, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,331,223 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reg D, Retainer Fees, Service Fees | 4,331,223 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 4,331,223 |
| 2d. SIPC Net Operating Revenues | $ 0 |
| 2e. General Assessment @ .0025 | $ 150 |
| | (to page 1 but not less than $150 minimum) |

Cornick Garber Sandler
Certified Public Accountants & Advisors

# M.E.S.A. SECURITIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009

## Independent Auditors' Report

**Board of Directors**
**M.E.S.A. SECURITIES, INC.**

We have audited the accompanying statement of financial condition of M.E.S.A. SECURITIES, INC. as at December 31, 2009, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.E.S.A. Securities, Inc. as at December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**March 29, 2010**

# M.E.S.A. SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## AS AT DECEMBER 31, 2009

### ASSETS

| | |
|---|---|
| **Cash** | $ 2,535,091 |
| **Investments** | 593,750 |
| **Accounts receivable** (less $18,050 allowance for doubtful accounts) | 279,106 |
| **Prepaid expenses and other current assets** | 28,249 |
| **Property and equipment** (at cost, less $158,750 accumulated depreciation) | 478,420 |
| **Note receivable** (plus $4,973 accrued interest) | 104,973 |
| TOTAL | $ 4,019,589 |

### LIABILITIES

| | |
|---|---|
| **Accounts payable and accrued expenses** | $ 566,962 |
| **Deferred revenue** | 114,583 |
| **Payroll taxes payable** | 212,364 |
| **Deferred rent** | 69,035 |
| **Deferred income taxes** | 102,000 |
| **Total liabilities** | 1,064,944 |
| **Commitments** | |

### SHAREHOLDERS' EQUITY

| | |
|---|---|
| **Series A redeemable preferred stock** - no par or stated value, 12 shares authorized; 10 shares issued | -- |
| **Common stock** - no par value, 200 shares authorized; 20 shares issued, at stated value | 1,000 |
| **Additional paid-in capital** | 2,818,285 |
| **Retained earnings** | 135,360 |
| **Shareholders' equity** | 2,954,645 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 4,019,589 |

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

| | Capital Stock | | | | Additional | | Total |
|---|---|---|---|---|---|---|---|
| | Preferred Stock | | Common Stock | | Paid-in | Retained | Shareholders' |
| | Shares | Amount | Shares | Amount | Capital | Earnings | Equity |
| Balance - December 31, 2008 | | | 20 | $ 1,000 | $ 367,500 | $ 307,168 | $ 675,668 |
| Issuance of preferred shares, net of $49,170 offering costs (issue price of $250,000 a share) | 10 | $ -- | | | 2,450,785 | | 2,450,785 |
| Net loss | | | | | | (171,808) | (171,808) |
| Balance - December 31, 2009 | 10 | $ -- | 20 | $ 1,000 | $ 2,818,285 | $ 135,360 | $ 2,954,645 |

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **Advisory, consulting and placement fee income** | | $ 4,613,917 |
| **Expenses:** | | |
| Professional fees | $ 843,237 | |
| Payroll | 2,892,886 | |
| Payroll taxes | 157,678 | |
| Travel and entertainment (net of $107,310 reimbursed expenses) | 79,265 | |
| Rent | 190,828 | |
| Insurance | 117,209 | |
| Supplies | 27,677 | |
| Utilities | 61,388 | |
| Repairs and maintenance | 31,050 | |
| Subscription and membership dues | 67,212 | |
| Depreciation | 97,077 | |
| Marketing | 56,294 | |
| Administration fees | 27,210 | |
| Bad debt expense | 11,136 | |
| Miscellaneous expenses | 22,452 | 4,682,599 |
| **Operating loss** | | (68,682) |
| **Interest income** | | 10,674 |
| **Loss before income taxes** | | (58,008) |
| **Income tax provision** | | (113,800) |
| **NET LOSS** | | $ (171,808) |

The notes to financial statements are made a part hereof.

# M.E.S.A. SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **INCREASE (DECREASE) IN CASH** | |
| **Cash flows from operating activities:** | |
| Net loss | $ (171,808) |
| Adjustments to reconcile results of operations to net cash effect of operating activities: | |
| Depreciation | 97,077 |
| Bad debt expense | 11,136 |
| Accrued interest on note receivable | (4,973) |
| Deferred income tax expense | 117,000 |
| Investments received as compensation for services | (568,750) |
| Net change in asset and liability accounts: | |
| Accounts receivable | (272,881) |
| Prepaid expenses and other current assets | (12,983) |
| Accounts payable and accrued expenses | 291,249 |
| Deferred revenue | (171,667) |
| Deferred rent | 15,450 |
| Payroll taxes payable | 46,412 |
| **Total adjustments** | (452,930) |
| **Net cash used for operating activities** | (624,738) |
| **Cash flows from investing activities:** | |
| Acquisition of property and equipment | (140,004) |
| Increase in note receivable | (100,000) |
| **Net cash used for investing activities** | (240,004) |
| **Cash flows from financing activities:** | |
| Net proceeds from the issuance of Series A redeemable preferred stock | 2,450,785 |
| **NET INCREASE IN CASH** | 1,586,043 |
| **Cash - January 1, 2009** | 949,048 |
| **CASH - DECEMBER 31, 2009** | $ 2,535,091 |
| **Supplementary disclosure of cash paid for income taxes** | $ 32,594 |

The notes to financial statements are made a part hereof.

# M.E.S.A. SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## AS AT DECEMBER 31, 2009

**NOTE A - Principal Business Activity and Summary of Significant Accounting Policies**

**Organization**

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting services. Revenue from consulting services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

**Summary of Significant Accounting Policies**

**Cash**

The Company maintains cash balances at one financial institution. Substantially all of the Company's cash exceeded the U.S. federally insured limits at December 31, 2009.

**Depreciation of Property and Equipment**

Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for income tax purposes at rates which are designed to write off the assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the lease.

**Use of Estimates and Subsequent Events**

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates. The Company has considered subsequent events occurring through March 29, 2010, the date its financial statements became available for distribution, in evaluating its estimates and in the preparation of its financial statements.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009


**NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)**

**Income Taxes**

Prior to January 2, 2009, the Company filed its federal and state income tax returns under the provisions of Subchapter "S" of the Internal Revenue Code pursuant to which the results of its operations were reported on the individual income tax returns of its shareholders and any federal and state income taxes thereon were payable by them. Upon termination of the Subchapter "S" election on January 2, 2009, the Company's federal, state and local income taxes are payable at the corporate level. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates. As a result of the termination of the Subchapter "S" election, the statement of operations for the year ended December 31, 2009 includes approximately $114,000 of net deferred income tax liabilities on temporary differences existing on January 2, 2009.

FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" became effective for the Company in 2009 but did not have any effect on its financial statements.

**NOTE B - Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of approximately $1,470,000 which was approximately $1,399,000 in excess of its required net capital of approximately $71,000. Under certain circumstances, withdrawals of capital may be restricted (see Note E).

(Continued)

**M.E.S.A. SECURITIES, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**AS AT DECEMBER 31, 2009**


**NOTE C - Property and Equipment**

Property and equipment at December 31, 2009 are comprised of:

| | |
|---|---|
| Cost: | |
| Computer equipment | $102,652 |
| Office furniture | 152,782 |
| Leasehold improvements | 381,736 |
| Total | 637,170 |
| Less accumulated depreciation | (158,750) |
| Net | $478,420 |

Computer equipment and office furniture are depreciated over their estimated useful life of 5 years. Leasehold improvements are being depreciated over the remaining term of the lease.

**NOTE D - Income Taxes**

Income taxes on the statement of income are summarized as follows:

| | |
|---|---|
| Currently payable (refundable): | |
| New York State | $ 4,000 |
| California | 800 |
| New York City | (8,000) |
| Balance | (3,200) |
| Net change in deferred income taxes (see Note A) | 117,000 |
| Total provision | $113,800 |

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009



**NOTE D - Income Taxes (Continued)**

Significant temporary differences that give rise to deferred tax assets (liabilities) and the tax effects as of December 31, 2009 were as follows:

| | |
|---|---|
| Deferred tax asset: | |
| Allowance for doubtful accounts | $ 8,000 |
| Net operating loss carryforward | 12,000 |
| Total deferred tax asset | 20,000 |
| Deferred tax liability: | |
| Depreciation | (122,000) |
| Net deferred tax liability | $(102,000) |

At December 31, 2009, the Company has U.S. federal net operating loss carryforwards of approximately $33,000 and state and city loss carryforwards of approximately $9,000 expiring in 2029.

**NOTE E - Shareholders' Equity**

In July 2009, the Company's Certificate of Incorporation was amended to authorize the issuance of 12 shares of Series A redeemable preferred stock (the "Preferred Stock"), no par value. The original issue price of $250,000 per share, plus accrued but unpaid dividends, is redeemable by the Company on the fifth anniversary of their issue. However, the preferred stock can only be redeemed if it would not cause the Company's net capital, as calculated pursuant to SEC Rule 15c3-1, to fall below $500,000. The Company also has the option to redeem all of the Preferred Stock at any time after the date of issuance for $275,000 per share plus accrued but unpaid dividends, subject to the same restriction as above.

Holders of the Preferred Stock are not entitled to vote on any matter submitted to a vote of the shareholders of the corporation.

(Continued)

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2009



**NOTE E - Shareholders' Equity (Continued)**

The Preferred Stock shareholders are entitled to receive dividends at the rate of 8% per share a year based on the issue price of $250,000 subject to adjustment for stock dividends, stock splits, combinations or recapitilizations, as defined. Dividends are cumulative and accrue from date of issue, whether or not declared by Board of Directors. At December 31, 2009, the cumulative dividends in arrears on the Preferred Stock was $68,055. Through December 31, 2009, ten shares of preferred stock were issued for a total of $2,500,000.

Upon sale or liquidation of the Company's assets, the holders of the Preferred Stock have preference over the holders of the Common Stock.

**NOTE F - Concentration of Risk**

Two clients accounted for approximately 57% of the Company's revenue in 2009, with the largest client accounting for approximately 46% of the total.

**NOTE G - Commitments**

In December 2007, the Company entered into a lease agreement for office space in New York City to November 2014, which provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $250,000.

At December 31, 2009, future minimum annual payments under this lease are due as follows:

| | |
|---|---|
| Year ended December 31: | |
| 2010 | $ 243,914 |
| 2011 | 253,671 |
| 2012 | 263,817 |
| 2013 | 274,370 |
| 2014 | 260,697 |
| **Total** | **$1,296,469** |

Rent expense was approximately $191,000 for the year ended December 31, 2009.

(Continued)

**M.E.S.A. SECURITIES, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**AS AT DECEMBER 31, 2009**



**NOTE H - Retirement Benefit Plan**

The Company's 401(k) profit sharing plan provides for contributions by the Company of a discretionary matching percentage of the amount contributed by eligible employees. In addition, the plan provides for special discretionary contributions up to the maximum allowable as a deduction for income tax purposes. No contributions were made for the year ended December 31, 2009.

**NOTE I - Note Receivable**

On September 2, 2009, the Company loaned a customer $100,000. The note, plus interest of 15%, is payable on March 2, 2011.

SCHEDULE 1

# M.E.S.A. SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS AT DECEMBER 31, 2009

| | | |
|---|---|---|
| **Net Capital:** | | |
| Shareholders' equity before nonallowable assets | | $ 2,954,645 |
| Nonallowable assets: | | |
| Investments | $ 593,750 | |
| Accounts receivable | 279,106 | |
| Prepaid expenses and other current assets | 28,249 | |
| Note receivable | 104,973 | |
| Property and equipment | 478,420 | 1,484,498 |
| Net capital | | 1,470,147 |
| Minimum net capital required | | 70,996 |
| **Excess net capital** | | $ 1,399,151 |
| **Capital Ratio:** | | |
| Ratio of aggregate indebtedness to net capital | | 0.72 |

**Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2009)**

| | |
|---|---|
| **Net capital as reported in Company's Part IIA (unaudited) FOCUS Report** | $ 1,528,074 |
| **Adjustment to record preferred stock issuance costs** | 49,170 |
| **Adjustment to increase annual expenses** | (5,000) |
| **Adjustment to state and local tax accrual** | 22,903 |
| **Adjustment to deferred income tax liability** | (125,000) |
| **Balance - December 31, 2009 (as above)** | $ 1,470,147 |

**SCHEDULE 2**

**M.E.S.A. SECURITIES, INC.**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**AS AT DECEMBER 31, 2009**

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

**To the Board of Directors**
**M.E.S.A. Securities, Inc.**

In planning and performing our audit of the financial statements and supplemental schedule of M.E.S.A. Securities, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**To the Board of Directors**
**M.E.S.A. Securities, Inc.**



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report it's intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**March 29, 2010**